News
 Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
 November 1, 2018

Manulife announces three transactions on its legacy businesses that will release over $1 billion of capital, intention to launch normal course issuer bid and an increase to its common share dividend
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Manulife announces agreements to reinsure substantially all of its legacy U.S. individual and group pay-out annuities businesses, and mortality and lapse risk on a portion of its legacy Canadian universal life policies. These transactions are expected to release over $1 billion of capital.

•	Manulife announces intention to launch Normal Course Issuer Bid to acquire up to 40 million of its common shares, subject to regulatory approval.
•	Manulife increases its common share dividend by 14%.
•	Manulife changes its DRIP Program to issuances from treasury at a 2% discount relative to the market price.
TORONTO – Manulife Financial Corporation ("Manulife" or the "Company") today announced three reinsurance transactions on its legacy businesses, its intention to launch a Normal Course Issuer Bid and an increase to its common share dividend.
"We expect that more than $1 billion in capital will be released as a result of these transactions, marking an important milestone in optimizing our portfolio and representing significant progress towards our $5 billion target by 2022," said Manulife President & Chief Executive Officer Roy Gori. "We are also pleased to continue our policy of progressive dividend increases and intend to launch a share buy-back program to provide flexibility to deploy capital when market prices do not reflect the underlying value of our business."
Transactions on legacy business expected to release over $1 billon of capital
Manulife today announced that its subsidiaries have entered into agreements with highly rated counterparties to reinsure approximately $8 billion of policy liabilities related to legacy U.S. group pay-out annuities to Jackson National Life Insurance Company, approximately $4 billion of policy liabilities related to legacy U.S. individual pay-out annuities to RGA Reinsurance Company, and the mortality and lapse risk on approximately $1 billion of policy liabilities related to Canadian legacy universal life business to RGA Life Reinsurance Company of Canada.
The Canadian universal life and U.S. individual pay-out annuity reinsurance transactions closed in the third quarter of 2018, and the U.S. group pay-out annuity reinsurance transaction closed in the fourth quarter of 2018. The individual and group pay-out annuity transactions relating to New York business will close separately, subject to regulatory approval.
These transactions are expected to release a total of over $1 billion in capital over the next 12 months, inclusive of the up-front impacts to net income available to shareholders. $35 million of capital was released in the third quarter of 2018, $585 million of capital is expected to be released in the fourth quarter of 2018, and a further $470 million is expected to be released over the next 12 months as we further refine our U.S. asset portfolio post transaction.
In aggregate, the Company expects to recognize an up-front after-tax gain of approximately $175 million related to these transactions. A $70 million charge was recognized in the third quarter of 2018, and a $245 million gain is expected to be recognized largely in the fourth quarter of 2018. Ongoing earnings are expected to be reduced by approximately $20 million after-tax per quarter beginning in the fourth quarter of 2018, before reflecting potential benefits from any redeployment of capital released.
Morgan Stanley & Co. LLC is acting as financial advisor to Manulife in regard to the U.S. group and individual pay-out annuities transactions, and Skadden, Arps, Slate, Meagher and Flom LLP is acting as legal advisor.
Intention to launch normal course issuer bid
Manulife announced today that, subject to the approval of the Toronto Stock Exchange ("TSX"), it intends to launch a Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation of up to 40 million of its common shares, representing approximately 2% of Manulife's issued and outstanding common shares. As at October 31, 2018, Manulife had 1,984,717,426 common shares issued and outstanding.

Manulife believes that the purchase of Manulife common shares at recent market prices is an appropriate investment by Manulife since, in its view, recent market prices do not reflect the underlying value of Manulife's business. Having an NCIB in place will provide Manulife with the flexibility to purchase common shares as part of its capital management strategy which is designed to maintain healthy regulatory capital ratios while balancing the objective of generating shareholder value.
Purchases under the NCIB may be made through the facilities of the TSX, the New York Stock Exchange and alternative trading platforms in Canada and the United States at market prices prevailing at the time of purchase or such other price as may be permitted. Manulife will file a notice of intention to make an NCIB with the TSX. The bid period will commence after the TSX has accepted the notice of intention and continue for up to one year. All common shares acquired by Manulife under the NCIB will be cancelled. Repurchases will be subject to compliance with applicable Canadian securities laws and United States federal securities laws.
In addition, Manulife may undertake repurchases of its common shares outside of Canada and the United States in compliance with applicable laws. Subject to regulatory approval, Manulife may also acquire common shares directly from other holders by way of private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. Manulife may also enter into derivative-based programs in support of its repurchase activities, including the writing of put options and forward purchase agreements, accelerated share repurchase transactions, other equity contracts or use other methods of acquiring shares, in each case on such terms and at such times as shall be permitted by applicable securities laws. The total number of common shares repurchased under the NCIB and all other potential arrangements will not exceed 40 million common shares.
Manulife may from time to time enter into pre-defined plans with a registered investment dealer to allow for the repurchase of common shares at times when Manulife ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans will be adopted in accordance with applicable Canadian securities laws and United States federal securities laws.
Manulife increases dividend by 14%
Manulife's Board of Directors today announced an increase of 14% or 3 cents per share to its quarterly common shareholders' dividend resulting in a dividend of $0.25 per share on the common shares of Manulife, payable on and after December 19, 2018 to shareholders of record at the close of business on November 20, 2018. Manulife has a strong track record of delivering progressive dividend increases and is pleased to have accelerated the annual dividend increase by executing one quarter earlier than the dividend increases we have announced in recent years.
In respect of the Company's December 19, 2018 common share dividend payment date, the Company will issue common shares from treasury in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan. The price of common shares purchased with reinvested dividends will be reduced by a two per cent (2%) discount from the market price, as determined pursuant to the applicable plan. This discount is being offered to reward long-term shareholders for their ongoing commitment.
Caution regarding forward-looking statements
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to possible future repurchases by Manulife of its common shares, the expected impact of reinsurance transactions on its U.S. and Canadian legacy businesses, including the expected releases of capital, the anticipated after-tax gain in aggregate and in the fourth quarter of 2018, the ongoing quarterly earnings impact, and the closing of the U.S. reinsurance transactions relating to New York business, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "will", "expect", "estimate", "believe", "plan", "objective", "continue", and "goal",(or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy business and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; the amount and timing of strategic investment in our business; the general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements applicable in any of the territories in which we operate; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions or divestitures, and our ability to complete transactions; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries. Important factors that could cause actual common share repurchases to differ materially from expectations include but are not limited to the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2017, we had about 35,000 employees, 73,000 agents, and thousands of distribution partners, serving more than 26 million customers. As of June 30, 2018, we had over $1.1 trillion (US$849 billion) in assets under management and administration, and in the previous 12 months we made $27.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Brooke Tucker-Reid Manulife 647-528-9601 Brooke_tucker-reid@manulife.com	Investor Relations Contact: Adrienne O'Neill Manulife 416-926-6997 adrienne_oneill@manulife.com